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                       Filed by Consolidated Edison, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                 Subject Company: Consolidated Edison, Inc. (DE)
                          Commission File No. 333-31390

The following information will be included in a March 8, 2000 Special Edition of NU Today, a bulletin posted to all employees of Northeast Utilities:

3/8/00 - 11 a.m.
NU Today -  Special Edition


SEC authorizes joint proxy statement for Con Edison/NU merger; proxy materials en-route

On March 1 the Securities and Exchange Commission (SEC) declared the Con Edison/NU merger joint proxy statement effective. With this regulatory approval, we're moving closer to combining our strengths with Con Edison's strengths and becoming one of the largest electric distribution utilities in the nation.

Our next step involves shareholder approval.

All shareholders - employees, other individual owners and institutions (banks, pension and mutual funds, etc.) - will soon receive a copy of the proxy statement which describes the terms of the merger. You can expect to receive your personal copy of the 234-page document at home within the next few days.

The proxy statement provides a detailed look at the merger highlighting its benefits: our improved strategic position, increased distribution assets and customer base, greater financial strength, and potential expansion opportunities. You will have 40 days to review the information and decide how to cast your vote.

A special shareholder meeting is scheduled for April 14 at the Hartford Civic Center. Shareholders may vote their proxy at any time up until that meeting. However, since the proxy statement is quite extensive and contains extremely detailed information, you should begin reviewing it as soon as possible.

There are two items in the proxy statement requiring your vote. First, you are asked to vote on whether or not to allow NU to amend its declaration of trust to allow a merger with another company. This item must pass in order for the 2nd item to pass. The second item you need to vote on is the actual merger with Con Edison. A proxy voting card accompanies the proxy statement. After marking your votes, your proxy card must be returned before the April 14th meeting. Remember, not voting is counted as a "no" vote, and the merger must be approved by a two-thirds majority of all shareholders to pass. Therefore, we urge all employee shareholders - a group which collectively controls seven percent of NU's stock - to vote "YES!"

If you own shares in several different places (i.e. 401K, Employee Stock Purchase Plan, and perhaps through your own private brokerage account), you will receive a proxy statement and voting card for each of those accounts. IT IS CRITICAL THAT YOU VOTE EVERY PROXY YOU RECEIVE.

As you read the proxy you'll see how our merger with Con Edison goes well beyond protecting the 100-plus year investment that employees and shareholders have made in the NU system. Combined, we'll serve over 6.4 million customers, continue to expand our already strong presence in eight states, and focus on the increasing opportunities across the 11-state Northeast region to pursue unregulated business success.

We are in the enviable position of sharing the largest distribution system in both the New York and New England power pools, and we can anticipate the opportunity to continue the time-honored responsibilities of serving our customers and adding value as one of the United States' largest electric distribution utility.
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The attached documents provide additional information regarding our merger with Consolidated Edison.

In the weeks ahead, we'll be providing you with information and answers to Frequently Asked Questions on the issues, Transition Team updates and more. For assistance with proxy voting and merger related questions please contact:

Your management
Shareholder Services at Berlin extension 4801 or 1-800-794-1104
The Con Edison/NU Merger Information Line at 1-800-558-5947
Corporate Communications at Berlin extension 3256
More information also can be found through the NUnet by reading the Con Edison/NU Merger News on the Employee Information Board

The vote on our merger with Con Edison is a personal choice, and one which we hope every employee shareholder sees as an exceptional opportunity to promote our collective success in the energy marketplace. With NU and Con Edison working as one, just imagine the possibilities for employees, shareholders and customers!